WHITE & CASE

Dated ___ February 2023

Deed of Covenant

relating to the
U.S.$ 39,600,000 Senior Secured Notes due 2025

by

Atento Luxco 1
Issuer

and

the **Guarantors**
(as defined herein)

White & Case LLP
5 Old Broad Street
London EC2N 1DW

Table of Contents

This Deed of Covenant is made as a deed poll on ___ February 2023

By:

(1) Atento Luxco 1 of 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg as issuer (the "**Issuer**");

(2) Atento Brasil S.A. of Rua Paul Valery, no. 255, 9º andar, Chácara Santo Antônio, São Paulo - SP, Brasil as guarantor;

(3) Atento Chile S.A. of Rosas 1740, Santiago, Comuna de Santiago, 8340271, Chile as guarantor;

(4) Atento Colombia S.A. of Calle 67 No. 12-35 Piso 8 Bogotá, Colombia as guarantor;

(5) Atento Servicios, S.A. De C.V. of Monterrey 100 Col. Roma Ciudad de México C.P. 06700, Ciudad de México, México as guarantor;

(6) Atento Atención y Servicios, S.A. De C.V. of Monterrey 100 Col. Roma Ciudad de México C.P. 06700, Ciudad de México, México as guarantor;

(7) Atento México Holdco, S. De R.L. De C.V. of Monterrey 100 Col. Roma Ciudad de México C.P. 06700, Ciudad de México, México as guarantor; and

(8) Teleatento del Perú S.A.C of Av. La Molina No. 190 – Ate, Lima, 15023 as guarantor,

sub-paragraphs 2 to 8 above each a "**Guarantor**", and together the "**Guarantors**".

In favour of:

(9) The Note Purchasers (as defined in the Conditions), the Noteholders and the Accountholders (each as defined below) (together the "**Beneficiaries**").

Whereas:

(A) The Issuer has authorised the issue of (a) at the date hereof, an aggregate principal amount equal to U.S.$39,600,000 of fixed rate senior secured notes due 2025 (the "**Initial Notes**"), and (b) on one or more Delayed Draw Dates (as defined in the Notes Purchase Agreement), up to U.S.$19,200,000 in additional fixed rate notes due 2025 (the "**Delayed Draw Notes**", and together with the Initial Notes, the "**Notes**") which are guaranteed by the Guarantors.

(B) The Issuer and the Guarantors wish to make arrangements for the protection of the interests of each Beneficiary.

(C) The Issuer wishes to constitute the Notes by this Deed of Covenant.

(D) On the Issue Date, the Notes shall be issued in fully registered definitive form, provided that on the date falling on or around 10 Business Days from the Issue Date (such date being the "**Settlement Date**"), the Issuer shall (amongst other things) make all arrangements that are necessary to ensure that the Notes are evidenced by one or more global notes ("**Global Notes**") and are cleared and settled through the Clearing Systems and shall enter into an agency agreement to regulate certain matters relating to the Notes.

This Deed of Covenant witnesses as follows:

1. Interpretation

1.1 Definitions

"**Accountholder**" means any accountholder or participant with a Clearing System which at the Determination Date has credited to its securities account with such Clearing System one or

more Entries in respect of the Global Notes, except for any Clearing System in its capacity as an accountholder of the other Clearing System;

"**Clearing System**" means each of Euroclear Bank SA/NV, Clearstream Banking, S.A. and any additional or alternative clearing system approved by the Issuer in accordance with the Conditions (together the "**Clearing Systems**");

"**Conditions**" means the terms and conditions of the Notes, being (a) on and from the Initial Issue Date (as defined in the Notes Purchase Agreement), those appended to the Notes Purchase Agreement, and (b) on and from the Settlement Date, those appended to the Global Note, as the same may be modified or supplemented in accordance with the terms thereof, and any reference to a numbered "**Condition**" is to the correspondingly numbered provision thereof;

"**Debt**" means the debt evidenced by the Notes certificates or any interest therein;

"**Determination Date**" means the date on the occurrence of an Exchange Event;

"**Direct Rights**" means the rights referred to in Clause 4.1 (*Creation*);

"**Entry**" means, in relation to the Notes certificates, any entry which is made in the securities account of any Accountholder with a Clearing System in respect of Notes represented by such Notes certificates;

"**Exchange Event**" shall constitute any time at which the Notes are not registered in a Clearing System;

"**Noteholders**" means the persons for the time being and from time to time registered as holders of the Notes;

"**Notes Purchase Agreement**" means the notes purchase agreement dated 15 February 2023 entered into by, among others, the Issuer and Note Purchasers; and

"**Principal Amount**" means, in respect of any Entry, the aggregate principal amount of the Notes to which such Entry relates.

Terms used in this Deed of Covenant but not defined in this Deed of Covenant have their respective meanings given to them in the Conditions.

1.2 Contracts (Rights of Third Parties) Act 1999

A person, except for a Beneficiary from time to time, who is not a party to this Deed of Covenant has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed of Covenant.

1.3 Clauses

Any reference in this Deed of Covenant to a Clause or sub-Clause is, unless otherwise stated, to a clause or sub-Clause hereof.

1.4 Headings

Headings shall be ignored in construing this Deed of Covenant.

1.5 Legislation

Any reference in this Deed of Covenant to any legislation (whether primary legislation or regulations or other subsidiary legislation made pursuant to primary legislation) shall be construed as a reference to such legislation as the same shall have been or may from time to time be amended or re-enacted.

2. The Notes

The Issuer hereby constitutes:

(a) the Initial Notes on the date hereof; and

(b) without any further act or formality being required, the Delayed Draw Notes on the applicable Delayed Draw Date for such Delayed Draw Notes,

and, in each case, each of the Issuer or, failing whom, each Guarantor covenants in favour of each Beneficiary that it will duly perform and comply with the obligations expressed to be undertaken by it in the Notes and in the Conditions (and for this purpose any reference in the Conditions to any obligation or payment under or in respect of the Notes shall be construed to include a reference to any obligation or payment under or pursuant to this provision).

3. Deposit of Deed of Covenant

An original of this Deed of Covenant shall be deposited with and held by the Agent until the date on which all the obligations of the Issuer and the Guarantors under or in respect of the Notes (including, without limitation, their respective obligations under this Deed of Covenant) have been discharged in full. The Issuer and the Guarantors each hereby acknowledge the right of every Beneficiary to the production of this Deed of Covenant.

4. Direct Rights

4.1 Creation

On the Determination Date, each Accountholder shall have against the Issuer or a Guarantor all rights ("**Direct Rights**") which such Accountholder would have had in respect of the Notes if, immediately before the Determination Date, it had been registered in the Register as the registered holder of Notes in an aggregate principal amount equal to the Principal Amount of such Accountholder's Entries relating to the Notes certificates including (without limitation) the right to receive all payments due at any time in respect of the Notes represented by such Notes certificates as if such Notes certificates had (where required by the Conditions) been duly presented and (where required by the Conditions) surrendered on the due date in accordance with the Conditions, provided that such Direct Rights shall cease to exist if the Issuer makes payment of the full amount due under the Debt to the registered holders of the Notes certificates in accordance with the terms thereof.

4.2 No Further Action

No further action shall be required on the part of the Issuer, the Guarantors or any other person:

(a) for the Accountholders to enjoy the Direct Rights; or

(b) for each Beneficiary to have the benefit of the Conditions as if they had been incorporated *mutatis mutandis* into this Deed of Covenant,

provided, however, that nothing herein shall entitle any Beneficiary to receive any payment which has already been made in accordance with the terms of the Notes certificates.

5. Evidence

5.1 Records

The records of the Register and/or the Clearing Systems shall, in the absence of manifest error, be conclusive as to the identity of the Accountholders and the respective amounts of Notes credited to their securities accounts and a statement issued by a Clearing System setting out:

(a) the name of the Accountholder in respect of which it is issued; and

(b) the Principal Amount of any Entry credited to the securities account of such Accountholder with such Clearing System on any date,

shall, in the absence of manifest error, be conclusive evidence for all purposes of this Deed of Covenant.

5.2 Determination Date

If a Clearing System determines the Determination Date, such determination shall be binding on the Issuer, the Guarantors and all Accountholders with such Clearing System.

6. Waiver and Remedies

No failure to exercise, and no delay in exercising, on the part of any Beneficiary any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right. Rights hereunder shall be in addition to all other rights provided by law. No notice or demand given in any case shall constitute a waiver of rights to take other action in the same, similar or other instances without such notice or demand.

7. Stamp Duties and Other Taxes

The Issuer or, failing whom, the Guarantors shall pay all stamp, registration and other similar transfer taxes and duties (including any interest and penalties thereon or in connection therewith) which are payable upon or in connection with the execution, performance and delivery of this Deed of Covenant, except any Luxembourg registration duties (*droits d'enregistrement*) payable in the case of voluntary registration of this Deed of Covenant by a Noteholder with the *Administration de l'Enregistrement, des Domaines et de la TVA* in Luxembourg, or registration of this Deed of Covenant in Luxembourg when such registration is not required to enforce the rights of that Noteholder under this Deed of Covenant and shall, to the extent permitted by law, indemnify each Beneficiary against any claim, demand, action, liability, damages, cost, loss or expense (including, without limitation, legal fees and any applicable value added tax) which it incurs or which is made against it as a result or arising out of or in relation to any failure to pay or delay in paying any of the same.

8. Benefit of Deed of Covenant

8.1 Deed Poll

This Deed of Covenant shall take effect as a deed poll for the benefit of the Beneficiaries from time to time.

8.2 Benefit

This Deed of Covenant shall enure to the benefit of each Beneficiary and its (and any subsequent) successors and assigns, each of which shall be entitled severally to enforce this Deed of Covenant against the Issuer and the Guarantors, as the case may be.

8.3 Assignment

Neither the Issuer nor the Guarantors shall be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder. Each Beneficiary shall be entitled to assign all or any of its rights and benefits hereunder.

8.4 Rights

For the avoidance of doubt, all rights, benefits and obligations hereunder are subject to the terms of the Conditions and each Beneficiary must exercise all rights, benefits and obligations under the terms of the Conditions, including, without limitation, by instruction to the Agent or by instructions of any requisite number or amount of Note Purchasers, and nothing herein shall provide such greater rights, benefits or obligations than set forth under the Conditions.

9. Severability

In case any provision in, or obligation under, this Deed of Covenant shall be or becomes invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation under the laws of any other jurisdiction, shall not in any way be affected or impaired thereby.

10. Communications

Any communication in respect of this Deed of Covenant shall be by letter or email:

in the case of the Issuer, to it at:

Atento Luxco 1
1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg

Attention:	Sergio Ricardo Ribeiro Passos and Virginia Beltramini Trapero
Email:	sergio.passos@atento.com and virginia.beltramini@atento.com
Copy:	generalcounsel@atento.com

in the case of the Guarantors, to them at:

Atento Brazil S.A.
Rua Paul Valery, nº 255, 9º andar, Chácara Santo Antônio São Paulo - SP, Brasil

Attention:	Dimitrius Rogerio de Oliveira
Email:	dimitrius.oliveira@atento.com
Copy:	generalcounsel@atento.com

Atento Chile S.A.
Rosas 1740, Sanitago, Comuna de Santiago, 8340271, Chile

Attention:	Oscar Velasquez
Email:	oscar.velasquez@atento.com
Copy:	generalcounsel@atento.com

Atento Colombia S.A.
Calle 67 No. 12-35 Piso 8 Bogotá, Colombia

Attention:	Oscar Velasquez
Email:	oscar.velasquez@atento.com
Copy:	generalcounsel@atento.com

Atento Servicios, S.A. De C.V.,
Atento Atención y Servicios, S.A. De C.V., and/or
Atento México Holdco, S. De R.L. De C.V.
Monterrey 100 Col. Roma Ciudad de México C.P. 06700, Ciudad de México, México

Attention:	Elia Santillan Moncayo
Email:	esantillan@atento.com
Copy:	generalcounsel@atento.com

Teleatento del Perú S.A.C.
Av. La Molina No. 190 – Ate, Lima, 15023

Attention:	Oscar Velasquez
Email:	oscar.velasquez@atento.com
Copy:	generalcounsel@atento.com

or any other address of which written notice has been given to the Beneficiaries in the manner prescribed for the giving of notices in connection with the Notes. Such communications will take effect, in the case of a letter, when delivered or in the case of email, when received. Communications not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

11. Governing Law; and Jurisdiction

Conditions 29 and 30 shall be incorporated into this Deed of Covenant *mutatis mutandis*.

12. Currency Indemnity

An amount received or recovered in a currency other than U.S. dollars (the "**Contractual Currency**") (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or the Guarantors or otherwise), by any of the Beneficiaries in respect of any sum expressed to be due to it from the Issuer or the Guarantors will only discharge the Issuer and the Guarantors to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under this Deed of Covenant, the Issuer failing whom the Guarantors will indemnify it against any loss sustained by it as a result. In any event, the Issuer failing whom the Guarantors will indemnify the recipient against the cost of making any such purchase.

13. Amendments and Waivers

The Conditions contain provisions for the amendment or waiver of the Notes which shall also apply to any provision of this Deed of Covenant. Any such amendment or waiver may be made by supplemental deed poll if sanctioned by the requisite principal amount of Note Purchasers and shall be binding on all Beneficiaries.

Signature Pages

In witness whereof this Deed of Covenant has been executed by the Issuer and the Guarantors and is intended to be and is hereby delivered as a deed poll on the date first before written.

Atento Luxco 1
as ***Issuer***

} ....
By: PASSOS, SERGIO
GROUP CFO

Atento Brasil S.A.
as ***Guarantor***

Dimitrius Rogerio de Oliveira

....
By:

Sergio Ricardo Ribeiro Passos

....
By:

Atento Chile S.A.
as ***Guarantor***

}

....
By: Andreína Morales Suárez
Title: Representative

Atento Colombia S.A.
as ***Guarantor***

By: Óscar Velásquez Vélez

as ***Witness to the Guarantor***

By: Kathia Pérez González Rubio
Address: Calle 67 No. 12 - 35
Occupation: Legal Manager

Atento Servicios, S.A. De C.V.
as ***Guarantor***

By: Elia Santillán Moncayo
Title: Attorney-in-fact

(*Signature page to Deed of Covenant*)

Atento Atención y Servicios, S.A. De C.V.
as ***Guarantor***

By: Elia Santillan Moncayo
Title: Attorney-in-fact

Atento México Holdco, S. De R.L. De C.V.
as ***Guarantor***

By: Elia Santillán Moncayo
Title: Attorney-in-fact

Teleatento del Perú S.A.C.
as *Guarantor*

}

....
By: Diego Rodolfo Crespo
Title: General Manager